Media release

Rio Tinto contacts regulatory authorities

9 November 2016

On 29 August 2016, Rio Tinto became aware of email correspondence from 2011 relating to contractual payments totalling US$10.5 million made to a consultant providing advisory services on the Simandou project in Guinea.

The company launched an investigation into the matter led by external counsel. Based on the investigation to date, Rio Tinto has today notified the relevant authorities in the United Kingdom and United States and is in the process of contacting the Australian authorities.

Energy & Minerals chief executive Alan Davies, who had accountability for the Simandou project in 2011, has been suspended with immediate effect.

Legal & Regulatory Affairs group executive Debra Valentine, having previously notified the company of her intention to retire on 1 May 2017, has stepped down from her role.

Rio Tinto intends to co-operate fully with any subsequent inquiries from all of the relevant authorities. Further comment at this time is therefore not appropriate.

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